

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-Mail
Patrick R. Gruber
Chief Executive Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, Colorado 80112

> **Re: Gevo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 11, 2012**
> **File No. 333-180097**

Dear Mr. Gruber:

We have limited our review of your registration statement to those issues we have addressed in our comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated April 5, 2012. Please provide us with a calculation of your public float that shows how you meet the $75 million requirement of Instruction I.B.1 of Form S-3. Please show us how you determined the number of your shares held by non-affiliate stockholders (separately identifying shares held by holders of greater than 5% of your shares), and the date and price per share you are relying upon. Please note that the dates at which you reference the price and the number of shares held by non-affiliates must be within 60 days before the initial filing date of your Form S-3 registration statement.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    • Describe how and when a company may lose emerging growth company status;

    • A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    • Your election under Section 107(b) of the Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
        Teri O'Brien, Esq.